February 20, 2025

Emiliano Kargieman
Chief Executive Officer
Satellogic Inc.
Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamerica
Montevideo, 91600, Uruguay

       Re: Satellogic Inc.
           Registration Statement on Form F-4
           Filed on February 14, 2025
           File No. 333-284991
Dear Emiliano Kargieman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing